UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT
ESS Tech, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	001-39525	98-1550150
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

26440 SW Parkway Ave., Bldg. 83
Wilsonville, Oregon 97070
(Address of principal executive offices, including zip code)

Kelly F. Goodman
Interim Chief Executive Officer
(855) 423-9920
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

ESS Tech, Inc. (the “Company” or “ESS”) is submitting this Specialized Disclosure Report on Form SD and the related Conflict Minerals Report for the calendar year ended December 31, 2024, filed as Exhibit 1.01 to this Form SD and incorporated by reference herein, as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

A copy of this Form SD and the attached Conflict Minerals Report are also publicly available at http://investors.essinc.com/. The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference herein.
Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is submitted as part of this Form SD:

Exhibit No.	Description
1.01	Conflict Minerals Report of ESS Tech, Inc. for the year ended December 31, 2024, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ESS TECH, INC.

Date: May 30, 2025	By:	/s/ KELLY F. GOODMAN
	Name:	Kelly F. Goodman
	Title:	Interim Chief Executive Officer